cm

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C.
192

06004679

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4261 Park Road
(No. and Street)

Ann Arbor (City) MI (State) 48103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Brooks 734 663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street (Address) St. Louis (City) MO (State) 63101 (Zip Code)

PROCESSED
MAY 08 2006
THOMSON FINANCIAL

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Financial Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN S. CARROLL
NOTARY PUBLIC, STATE OF MI
COUNTY OF WASHTENAW
MY COMMISSION EXPIRES Jan 4, 2012
ACTING IN COUNTY OF Washtenaw

[signature]
Signature

Vice President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Sigma Financial Corporation and Subsidiary

Consolidated Financial Statements and Supplementary Information December 31, 2005

Sigma Financial Corporation and Subsidiary
Index
December 31, 2005

Page(s)

Report of Independent Auditors 1

Consolidated Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Consolidated Financial Statements 6-9

Supplemental Schedules

Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 10

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 11

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 12-13

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors

To the Board of Directors and Stockholder of
Sigma Financial Corporation and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Sigma Financial Corporation and its Subsidiary (the "Company") at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 3, 2006

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 4,684,257
Commissions receivable	1,704,290
Interest receivable	43,571
Other receivables	316,016
Fixed assets, net of accumulated depreciation	229,385
Total assets	$ 6,977,519
Liabilities and Stockholder's Equity	
Commissions payable	$ 3,332,419
Accounts payable and other liabilities	461,017
Total liabilities	3,793,436
Stockholder's equity	
Common stock, $1 par value, 50,000 shares authorized, 8,704 issued and 892 outstanding	8,704
Additional paid-in capital	650,000
Retained earnings	2,533,191
Treasury stock, at cost, 7,812 shares	(7,812)
Total stockholder's equity	3,184,083
Total liabilities and stockholder's equity	$ 6,977,519

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Income
Year Ended December 31, 2005

Revenues	
Commissions and advisory fees	$ 66,691,114
Representative fees	1,589,247
Interest	708,155
Other	1,604,941
Total revenues	70,593,457
Expenses	
Commissions	58,404,664
Management fees	5,421,688
Insurance	1,197,940
Litigation settlements and legal	736,263
Other	2,007,555
Total expenses	67,768,110
Net income	$ 2,825,347

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock		Additional	Retained	Treasury Stock		Total
	Shares	Amount	Paid-in Capital	Earnings	Shares	Amount	Stockholder's Equity
Balances, January 1, 2005	8,704	$ 8,704	$ 650,000	$ 1,285,229	7,812	$ (7,812)	$ 1,936,121
Net income	-	-	-	2,825,347	-	-	2,825,347
Distributions to stockholder	-	-	-	(1,577,385)	-	-	(1,577,385)
Balances, December 31, 2005	8,704	$ 8,704	$ 650,000	$ 2,533,191	7,812	$ (7,812)	$ 3,184,083

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 2,825,347
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization expense	76,638
Changes in assets and liabilities	
Decrease in commissions receivable	1,266,143
Decrease in interest receivable	9,426
Increase in other receivables	(113,219)
Decreases in commissions payable	(499,450)
Decrease in accounts payable and other liabilities	(140,159)
Net cash provided by operating activities	3,424,726
Cash flows from investing activities	
Purchases of fixed assets	(2,201)
Proceeds from the sale of fixed assets	4,646
Loss on fixed asset retirements	14,289
Net cash provided by investing activities	16,734
Cash flows from financing activities	
Distributions to shareholder	(1,577,385)
Net cash used in financing activities	(1,577,385)
Net increase in cash and cash equivalents	1,864,075
Cash and cash equivalents, beginning of year	2,820,182
Cash and cash equivalents, end of year	$ 4,684,257

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Sigma Financial Corporation (the "Company") was incorporated under the laws of the State of Michigan in September 1983. The Company is wholly-owned by Jerome S. Rydell. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc ("NASD").

The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, 1031 exchange tenant in common programs, direct participation programs, variable life insurance and variable annuity contracts through independent registered representatives in 363 branch offices located in 52 states and/or territories. The Company introduces and clears its general securities trading activity on a fully disclosed basis through First Clearing, LLC ("FCC").

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sigma Planning Corporation. Sigma Planning Corporation is registered with the SEC as an investment advisor and provides various fee-based services to its customers including account management, financial analysis and financial planning.

2. Summary of Significant Accounting Policies

All material intercompany balances and transactions are eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue and Expense

Commission revenue includes mutual fund concession income, general securities commissions, 1031 exchange tenant in common program commissions, direct participation program commissions, insurance product commissions and service fees which are recorded on a trade date or accrual basis. Advisory fees generated from Sigma Planning Corporation are recorded when earned.

Commission expense is recorded on a trade date or accrual basis.

Representative Fee Revenue

Representative fees consist of monthly fees charged to registered representatives. The fees cover various costs and services the Company provides to registered representatives. Representative fee revenue is recorded on the accrual basis.

Other Revenue and Expense

Other revenues in the Consolidated Statement of Income include licensing revenues, computer related revenues, sponsorship revenues, and other revenues incurred in the normal course of business.

Other expenses on the Consolidated Statement of Income include various expenses such as computer related costs, advertising expenses, conference costs, licensing fees, depreciation and other expenses incurred in the normal course of business.

Other revenue and expense are recorded on an accrual basis.

Insurance Expense
The Company has insurance expenses which relate to the errors and omissions policy, general business insurance policies, fidelity bonds and other various insurance expenses. Insurance expense is recorded on an accrual basis.

Cash and Cash Equivalents
The Company's cash and cash equivalents consist of funds on deposit in corporate accounts at a commercial bank , FCC and money market mutual funds. Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market mutual funds are stated at cost, which approximates market value.

Other Receivables
Other receivables consist primarily of a receivable for advisory fees due to the Company, receivables from registered representatives, and other various receivables.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Leasehold improvements are capitalized, while replacements, maintenance and repairs of assets are expensed.

3. Fixed Assets

Fixed assets consisted of the following at December 31, 2005:

Office equipment	$ 603,856
Leasehold improvements	47,026
Vehicles	10,000
Total fixed assets	660,882
Less accumulated depreciation and amortization	431,497
Fixed assets, net of accumulated depreciation and amortization	$ 229,385

4. Income Taxes

The Company is organized and taxable under the applicable provisions of the Internal Revenue Code as an S Corporation. Under such provision, the Company is not subject to Federal income tax.

Sigma Planning Corporation is organized and taxable under the applicable provisions of the Revenue Code as a C Corporation. Federal, state and local income tax expense or benefit is

determined on a separate company basis. Included in accounts payable and other liabilities on the Consolidated Statement of Financial Condition is $13,617 for income taxes relating to the operations of Sigma Planning Corporation. In 2005, the Company paid $16,687 for income taxes relating to the operations of Sigma Planning Corporation.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. As of December 31, 2005, there were no deferred tax assets or liabilities.

5. Distributions to Stockholder

The Company makes periodic distributions to its stockholder based on the cash balances, net capital, and net income of the Company. Distributions are recognized when paid.

6. Related Party Transactions

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from B-D Ops, LLC ("B-D Ops"), a company owned by Jerome S. Rydell and Sammons Securities, Inc., an affiliate of the Company. In 2001, B-D Ops entered into a formal management services agreement with the Company and Sammons Securities Company, LLC ("SSC"), an affiliate of the Company, whereby B-D Ops provides such services to the Company and SSC in return for a management fee.

Management fees are computed based on the total costs incurred by B-D Ops resulting from services provided to the Company and SSC. Management fees are split between the Company and SSC based on a pro-rata share of their combined revenues and their combined number of registered representatives. The Company is also liable for an additional management fee of twenty five percent of its net income as reported to the NASD. Included in the Consolidated Statement of Income is $5,081,688 relating to management fees to B-D Ops. Included in accounts payable and other liabilities on the Consolidated Statement of Financial Condition at December 31, 2005 is $180,702 relating to the management fees payable to B-D Ops.

The Company also pays management fees to SSC. The management fees are calculated based on the revenues of Sigma Planning Corporation, a registered investment advisor. Included in management fees in the Consolidated Statement of Income at December 31, 2005 is $340,000 relating to the management fees to SSC.

7. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial statements.

The Company has some pending arbitrations as of December 31, 2005. The arbitrations have been brought against the Company for damages in the execution of securities transactions. At December 31, 2005, the Company recorded a charge of $20,000 in connection with these estimates.

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through FCC. Pursuant to the clearing agreement, FCC has the right to seek

reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $2,434,929 which was $2,194,126 in excess of its required net capital of $240,803. The Company's ratio of aggregate indebtedness to net capital was 1.48 to 1. The Company claims exemption from Customer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) since it does not hold customer funds nor safekeep customer securities.

For the purposes of net capital requirements, the Company calculates net capital on an unconsolidated basis. The assets and liabilities of Sigma Planning Corporation are not allowable in the Computation of Net Capital.

9. Concentrations of Credit Risk

At December 31, 2005, cash and cash equivalents includes $3,670,223 held in an uninsured money market mutual fund. At December 31, 2005, the Company had $98,239 of cash on deposit with FCC and $5,499 with Pershing, the firm previously used by the Company, for clearing its general securities trading activity.

10. Interest Income

The Company earns interest on its cash balances with financial institutions. A majority of the interest income is earned through the relationship with FCC. FCC credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that FCC earns on deposits, free credit balances and margin borrowings of customers introduced by the Company. For the year ended December 31, 2005, the Company earned $505,212 in interest through its relationship with FCC.

Supplemental Schedules

Sigma Financial Corporation and Subsidiary
Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2005

Supplemental Schedule I

Net capital		
Total stockholder's equity		$ 3,184,083
Less stockholder's equity of a subsidiary		(177,285)
Total stockholder's equity qualified for net capital		3,006,798
Deductions and/or charges		
Total non-allowable assets		492,966
Other deductions		5,499
Total deduction		498,465
Net capital before haircuts		2,508,333
Haircuts on other securities		(73,404)
Net capital		$ 2,434,929
Aggregate indebtedness		$ 3,612,052
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$ 240,803
Minimum dollar net capital requirement	(B)	$ 50,000
Net capital requirement (greater of (A) or (B))		$ 240,803
Excess net capital (net capital, less net capital requirement)		$ 2,194,126
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)		$ 2,073,723
Ratio: Aggregate indebtedness to net capital		1.48 to 1

There are no material differences between the above computation and the Company's amended unaudited Part IIA – Focus as filed on February 23, 2006.

Sigma Financial Corporation and Subsidiary
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2005 — Supplemental Schedule II

Sigma Financial Corporation introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2) of Rule 15c3-3. At December 31, 2005, Sigma Financial Corporation does not hold customer funds nor safekeep customer securities.

There are no material differences between the above computation and the Company's amended unaudited Part IIA – Focus as filed on February 23, 2006.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Sigma Financial Corporation and Subsidiary

In planning and performing our audit of the financial statements and supplementary schedules of Sigma Financial Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 3, 2006